

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 17, 2007

By US Mail and Facsimile

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

>   **Re: Contango Oil & Gas Company**
>   **Form 10-K for the Fiscal Year Ended June 30, 2006**
>   **Filed September 12, 2006**
>   **File No. 1-16317**

Dear Mr. Peak:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Karl Hiller
>   Branch Chief